Exhibit 99.1

712 Fifth Avenue, L.P.

(A New York Limited Partnership)

Financial Statements as of December 31, 2016 and 2015, and

for the years ended December 31, 2016 and 2015, and

for the period from November 24, 2014 through December 31, 2014 (unaudited), and Independent Auditors’ Report

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

TABLE OF CONTENTS

Page Number
Independent Auditors’ Report	1
Balance Sheets as of December 31, 2016 and 2015	3
Statements of Operations for the years ended December 31, 2016 and 2015 and for the period from November 24, 2014 to December 31, 2014 (unaudited)	4
Statements of Changes in Partners’ Deficit for the years ended December 31, 2016 and 2015 and for the period from November 24, 2014 to December 31, 2014 (unaudited)	5
Statements of Cash Flows for the years ended December 31, 2016 and 2015 and for the period from November 24, 2014 to December 31, 2014 (unaudited)	6
Notes to Financial Statements	7

INDEPENDENT AUDITORS' REPORT

To the Partners of

712 Fifth Avenue, L.P.:

We have audited the accompanying financial statements of 712 Fifth Avenue, L.P. (the “Partnership”), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in partners’ deficit, and cash flows for the years ended December 31, 2016 and 2015, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 712 Fifth Avenue, L.P. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying statements of operations, partners’ deficit and cash flows of the Partnership for the period from November 24, 2014 to December 31, 2014 were not audited, reviewed, or compiled by us and accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte & Touche LLP

February 21, 2017

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

BALANCE SHEETS

(Amounts in thousands)
	December 31, 2016	December 31, 2015
ASSETS

Rental property, at cost
Land	$68,163	$68,163
Buildings and improvements	258,078	257,685
	326,241	325,848
Accumulated depreciation and amortization	(118,609)	(111,709)
Rental property, net	207,632	214,139
Cash and cash equivalents	18,430	17,341
Restricted cash	75	323
Deferred rent receivable	12,791	12,479
Accounts and other receivables	300	1,179
Deferred charges, net of accumulated amortization of $6,473 and $7,591	8,906	9,704
Other assets	199	311
Total assets	$248,333	$255,476

LIABILITIES AND PARTNERS' DEFICIT

Mortgage note payable, net of deferred financing cost of $510 and $918	$224,490	$224,082
Credit facility payable	21,500	21,500
Accounts payable and accrued expenses	3,460	5,324
Interest rate swap liabilities	5,037	9,145
Other liabilities	286	531
Total liabilities	254,773	260,582

Partners' deficit	(6,440)	(5,106)
Total liabilities and partners' deficit	$248,333	$255,476

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF OPERATIONS

			Period from
			November 24, 2014
(Amounts in thousands)	For the Year Ended December 31,		to December 31, 2014
	2016	2015	(Unaudited)
REVENUES:
Rental income	$50,228	$49,382	$5,118
Tenant reimbursement income	4,495	4,758	607
Other income	1,850	1,235	231
Total revenues	56,573	55,375	5,956

EXPENSES:
Operating	22,826	22,956	2,586
Depreciation and amortization	12,127	11,764	1,209
General and administrative	-	-	32
Total expenses	34,953	34,720	3,827
Operating income	21,620	20,655	2,129
Unrealized gains on interest rate swaps	4,109	4,223	1,285
Interest and debt expense	(11,060)	(11,410)	(1,537)
Net income	$14,669	$13,468	$1,877

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

	General Partners		Limited Partners
(Amounts in thousands)	712 Fifth Avenue G.P., LLC	WvF, Inc.	Milton 712, LLC	Paramount Group Operating Partnership, L.P.	WvF, L.P.	Total Partners' Deficit

Balance as of November 24, 2014 (Unaudited)	$(97)	$(97)	$(3,574)	$(1,191)	$(4,766)	$(9,725)
Net income	19	19	690	230	919	1,877
Distributions	(10)	(10)	(375)	(125)	(500)	(1,020)
Balance as of December 31, 2014 (Unaudited)	(88)	(88)	(3,259)	(1,086)	(4,347)	(8,868)
Net income	135	135	4,949	1,650	6,599	13,468
Distributions	(97)	(97)	(3,567)	(1,190)	(4,755)	(9,706)
Balance as of December 31, 2015	(50)	(50)	(1,877)	(626)	(2,503)	$(5,106)
Net income	147	147	5,390	1,797	7,188	14,669
Distributions	(160)	(160)	(5,881)	(1,960)	(7,842)	(16,003)
Balance as of December 31, 2016	$(63)	$(63)	$(2,368)	$(789)	$(3,157)	$(6,440)

Partnership interests as of December 31, 2016, 2015, 2014	1.00%	1.00%	36.75%	12.25%	49.00%	100.00%

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

STATEMENTS OF CASH FLOWS

			Period from
			November 24, 2014
(Amounts in thousands)	For the Year Ended December 31,		to December 31, 2014
	2016	2015	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,669	$13,468	$1,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,127	11,764	1,209
Unrealized gain on interest rate swaps	(4,108)	(4,224)	(1,285)
Straight-lining of rental income	(312)	821	(14)
Amortization of deferred financing costs	408	408	42
Changes in operating assets and liabilities:
Accounts and other receivables	879	(834)	(554)
Deferred charges	(1,035)	(2,576)	(227)
Other assets	112	72	1,301
Accounts payable and accrued expenses	(1,441)	1,507	(1,530)
Other liabilities	(245)	(620)	(15)
Net cash provided by operating activities	21,054	19,786	804

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to rental property	(4,210)	(2,285)	(523)
Changes in restricted cash	248	12,044	(12,044)
Net cash (used in) provided by investing activities	(3,962)	9,759	(12,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to the partners	(16,003)	(9,706)	(1,020)
Principal payments under capital lease obligation	-	(12,110)	(108)
Proceeds from credit facility	-	-	12,500
Net cash (used in) provided by financing activities	(16,003)	(21,816)	11,372

Net increase (decrease) in cash and cash equivalents	1,089	7,729	(391)
Cash and cash equivalents at beginning of period	17,341	9,612	10,003
Cash and cash equivalents at end of period	$18,430	$17,341	$9,612

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$10,688	$11,045	$3,388

NON-CASH TRANSACTIONS:
Additions to real estate included in accounts payable and accrued expenses	$1,170	$1,593	$1,467
Write-off of fully amortized and/or depreciated assets	3,394	2,791	481

See notes to financial statements.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

1.Organization

712 Fifth Avenue, L.P. (A New York Limited Partnership), (the “Partnership”) was formed on March 19, 1998. On June 24, 1998, the Partnership acquired an office building along with its underlying land (the “Property”), which is located in New York City and known as “712 Fifth Avenue”. On January 2, 2015, the Partnership acquired the land underlying the building which was subject to a ground lease for $12,300,000 (including certain fees relating to the acquisition).

On November 24, 2014, as part of an initial public offering transaction, Paramount Group Operating Partnership LP (the “OP”), a related party of the Partnership, obtained Forum Associates, L.P’s and Imperial Rental Investments, Inc.’s respective 7.35% and 4.90% limited partnership interests.  Additionally, the OP obtained ownership in 712 Fifth Avenue G.P., L.L.C. and Milton 712, LLC, giving the OP a 50% effective ownership in the Partnership.

2.Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting periods and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Rental Property

Rental property is carried at cost, net of accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repair expenses are charged to expense as incurred.  Depreciation is recognized on a straight-line basis over estimated useful lives of the assets, which range from 5 to 39 years.  Tenant improvements are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Rental property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the rental property’s carrying amount over its estimated fair value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less.

Restricted Cash

Restricted cash consists of security deposits held on behalf of our tenants.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. We also maintain an allowance for deferred rent receivable. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. There was no allowance recorded as of December 31, 2016 and December 31, 2015.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

Derivative Instruments and Hedging Activities

The Partnership managed market risk on its variable rate debt by entering into interest rate swaps to fix the rate on all or a portion of the debt for varying periods through maturity. These interest rate swaps are accounted for as derivative instruments and, pursuant to ASC Topic 815, Derivatives and Hedging are recorded on the balance sheets at fair value. Changes in the fair value of interest rate swaps are accounted for based on the hedging relationship and their designation and qualification. The Partnership’s swaps were not designated as hedges, therefore changes in the fair value are recognized in earnings.

Deferred Financing Costs Related to Mortgage Note Payable

Deferred financing costs related to mortgage note payable consists of fees and direct costs incurred in obtaining such financing. These costs are presented as a reduction of our mortgage note payable liability and are amortized over the terms of the loan agreement as a component of “interest and debt expense”.

Deferred Charges

Deferred charges include deferred lease costs, which consist of fees and direct costs related to successful leasing activities. Such costs are amortized on a straight-line basis over the lives of the related leases as a component of “depreciation and amortization”.

Rental Income

Rental income includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease, which includes the effects of rent steps and rent abatements under the leases.  The Partnership commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use.  Differences between rental income recognized and amounts due under the respective lease agreements are recorded as an increase or decrease to “deferred rent receivable”.

Tenant Reimbursement Income

Tenant reimbursement income includes revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the property. This revenue is earned in the same period as the expenses are incurred.

Income Taxes

The Partnership, itself, is not subject to U.S. federal or state income taxes.  The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners.  Generally, New York City imposes an unincorporated business tax (“UBT”) on partnerships engaged in a trade or business in New York City.  However, New York City provides an exemption for unincorporated businesses engaged in certain real estate activities, including acquiring, holding, and disposing of real estate assets for its own account.  The Partnership qualifies for this exemption and files its New York City UBT tax returns accordingly.  As such, no provision for income taxes is reflected in the accompanying financial statements.

The Partnership files a  U.S. federal, New York State and New York City tax return.  As of December 31, 2016, the Partnership’s tax years for 2013, 2014, and 2015 are subject to examination by tax authorities.  For all open tax years, the Partnership has concluded that there are no uncertain tax positions that would require recognition in the accompanying financial statements.  The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return.  The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

Further, each partners’ share of net assets reflected in the accompanying financial statements differ from amounts reported in the Partnership’s U.S. federal tax return because of differences between U.S. GAAP and federal income tax basis of accounting.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Literature

In April 2015 and August 2015, the Financial Accounting Standard’s Board (“FASB”) issued an Accounting Standards Update (“ASU”), ASU 2015-03 and ASU 2015-15, updates to ASC Topic 835, Interest – Imputation of Interest.  These updates require an entity to present debt issuance costs in the balance sheet as a direct deduction from the related debt liability, rather than as an asset but provides for an exclusion for line-of-credit arrangements to be continued to be reported as an asset, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Amortization of debt issuance costs will continue to be reported as interest expense. The Partnership adopted the provisions of these updates on January 1, 2016, and has retrospectively reclassified $918,000 of deferred financing costs that were included in “deferred charges, net” as of December 31, 2015 to “mortgage note payable, net”.  The deferred financing costs related to the Partnership’s revolving credit facility continue to be reported as an asset on the Partnership’s balance sheets.

In May 2014, the FASB issued ASU 2014-09, an update to ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09, as amended, supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.  This guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years, and can be applied using a full retrospective or modified retrospective approach.

In February 2016, the FASB issued ASU 2016-02, an update to ASC Topic 842, Leases. ASU 2016-02 amends the existing guidance for lease accounting, including requiring lessees to recognize most leases on their balance sheets.  ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either financing or operating and recording a right-of-use asset and a lease liability for all leases with a term greater than 12 months. ASU 2016-02 requires lessors to account for leases using an approach that is substantially similar to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2018, with early adoption permitted.

While the Partnership believes that the key changes in ASU 2014-09 and ASU 2016-02 relate to the separation and allocation of consideration to, lease (rental revenue) and non-lease components (revenue related to various services the Partnership provides), the Partnership continues to evaluate the other potential implications that these updates will have on the Partnership’s financial statements.

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The Partnership is evaluating the impact of ASU 2016-15 but does not believe that the adoption will have a material impact on the Partnership’s financial statements.

In November 2016, the FASB issued ASU 2016-18, an update to ASC Topic 230, Statement of Cash Flows to provide guidance on classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 requires that an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include restricted cash with cash and cash equivalents. ASU 2016-18 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The Partnership is evaluating the impact of ASU 2016-18 but does not believe that the adoption will have a material impact on the Partnership’s financial statements.

3.Related Party Transactions

The Property is managed by a subsidiary of the OP (the “Affiliate”). For the years ended December 31, 2016 and 2015 and the period from November 24, 2014 to December 31, 2014 (unaudited), the Partnership incurred $1,982,000, $1,939,000 and $202,000 in management and asset management fees, respectively, included in “operating expenses”.

For the years ended December 31, 2016 and 2015 and the period from November 24, 2014 to December 31, 2014 (unaudited), the Partnership also incurred $184,000, $115,000 and $20,000 in construction fees, respectively, included in “building and improvements” and $200,000, $254,000 and $0 in leasing fees, respectively, included in “deferred charges, net”.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

4.Mortgage Note Payable

On March 27, 2008, the Partnership obtained a $160,000,000 loan secured by a mortgage (the “Loan”). Subject to certain conditions, the Loan has two earn out advances, which in aggregate with the initial loan cannot exceed $285,000,000. On June 27, 2008, the Partnership increased the Loan by $65,000,000 (the “First Earn-out Advance”). The proceeds from the First Earn-out Advance were distributed to the partners.

The Loan allows for an unsecured revolving line of credit (the “Credit Facility”) in the amount of $30,000,000 to be used for leasing of space at the Property. The Credit Facility has a variable interest rate of LIBOR plus 1.85% margin (3.31% as of December 31, 2016) and matures on March 27, 2018.  As of December 31, 2016 and 2015, the Partnership has borrowed $21,500,000 against the Credit Facility.

The Loan matures on March 27, 2018 and requires interest-only payments on a quarterly basis. The Loan has four tranches, which have the following interest rates as of December 31, 2016 and 2015:

(Amounts in thousands, except percentages)
		As of December 31,
Tranche Amount		2016	2015
$96,000	(1)	5.59%	5.59%
64,000		2.62%	2.22%
39,000	(1)	6.24%	6.24%
26,000		2.50%	2.10%
$225,000		4.50%	4.34%

(1) The Swaps on these tranches expire on March 27, 2018. See Note 5, Interest Rate Swaps for more details.

The Partnership must test the Loan to Value (“LTV”) ratio on every second anniversary throughout the term of the Loan and if the LTV ratio exceeds 70%, the Partnership must deposit cash into a segregated, restricted account (the “Ratio Reserve”) in an amount sufficient to bring the LTV ratio to 70%.  As of December 31, 2016 and 2015, the Partnership has not deposited any cash in the Ratio Reserve.

Pursuant to the Loan, the Partnership may be required to establish a leasing reserve (“Tenant Allowance Reserve”) based on the number of square feet not subject to qualified leases, as defined.  As of December 31, 2016 and 2015, the Partnership was not required to establish a Tenant Allowance Reserve.

Pursuant to the Loan, certain covenants restrict the sale of assets and limit future borrowings. In addition, the Partnership is required to satisfy certain ratios concerning indebtedness to value of the property, debt service coverage, and reserves for vacant space. At December 31, 2016, the Partnership was in compliance with all financial covenants.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

5.Interest Rate Swaps

As of December 31, 2016, the Partnership had interest rate swaps with an aggregate notional amount of $135,000,000 that were not designated as hedges. Changes in the fair value of interest rate swaps that are not designated as hedges are recognized in earnings. For the years ended December 31, 2016 and 2015 and the period from November 24, 2014 to December 31, 2014, the Partnership recognized unrealized gain of $4,108,000, $4,224,000 and $1,285,000, respectively, from the changes in the fair value of these interest rate swaps.  The table below provides additional details on the Partnership’s interest rate swaps.

(Amounts in thousands)		2016		2015		2014
Notional Amount		Carrying Amount	Unrealized Gain	Carrying Amount	Unrealized Gain	Carrying Amount (unaudited)	Unrealized Gain (unaudited)

$96,000		$3,361	$2,746	$6,107	$2,272	$8,379	$627
64,000	(1)	-	-	-	527	527	251
39,000		1,676	1,362	3,038	1,162	4,200	282
26,000	(1)	-	-	-	263	263	125
$225,000		$5,037	$4,108	$9,145	$4,224	$13,369	$1,285

(1) The Swaps on these tranches expired on March 27, 2015.

6.Partners’ Deficit

The partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the general partners. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of the partnership’s income or loss.

Allocations of net profit or loss of the Partnership are allocated among the partners in accordance with their ownership interests. The partnership agreement in certain instances prohibits the allocation of losses to a partner to the extent that such an allocation would create or increase a negative capital account as defined in the partnership agreement.

7.Rental Income

The Partnership leases office, commercial and storage space in the building to tenants through operating leases expiring over the next 12 years. The leases require fixed minimum monthly payments over the terms of the leases and also adjustments to rent based on increases in real estate taxes, operating expenses, and utility usage.

The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2016:

(Amounts in thousands)
2017	$49,783
2018	45,516
2019	42,870
2020	37,747
2021	28,841
Thereafter	82,430

A major tenant’s lease, occupying 15.8% of the building, expires February 28, 2021.

In 2016 and 2015, tenants at the Property terminated their leases prior to the lease expiration date resulting in termination income of approximately $436,000 and $622,000, respectively.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

8.Ground Lease Commitment

The Partnership was committed under a long-term ground lease and installment sales contract (the “Lease Agreement”) which expired January 2015 for a portion of the land on which the Property is located. On January 2, 2015, the Partnership acquired the land underlying the building which was subject to a ground lease for $12,300,000 (including certain fees relating to the acquisition).

9.Fair Value Measurement

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value.  The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).  ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value.  Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non-financial assets and liabilities.  Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets.

Financial Liabilities Measured at Fair Value

Financial liabilities measured at fair value as of December 31, 2016 and December 31, 2015 consist of interest rate swap liabilities, which are classified as Level 2 in the fair value hierarchy.

(Amounts in thousands)	2016	2015
Interest rate swap liabilities	$5,037	$9,145

Interest rate swaps are valued by a third-party specialist. The valuation of these interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the interest rate swaps and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets not measured at fair value on our balance sheets consists of cash equivalents and would be classified as Level 1 as carrying amount approximates its fair value, due to its short-term nature.  Financial liabilities not measured at fair value in our financial statements include mortgage note and credit facility payables.  Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist.  For floating rate debt, the Partnership uses forward rates derived from observable market yield curves to project the expected cash flows the Partnership would be required to make under the instrument.  These instruments would be classified as Level 2.

712 FIFTH AVENUE, L.P.

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

The following is a summary of the carrying amounts and fair value of these financial instruments as of December 31, 2016 and 2015.

	2016		2015
(Amounts in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents	$17,823	$17,823	$16,848	$16,848
Total assets	$17,823	$17,823	$16,848	$16,848

	2016		2015
(Amounts in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Mortgage note payable	$225,000	$224,463	$225,000	$223,519
Credit facility payable	21,500	21,801	21,500	21,779
Total liabilities	$246,500	$246,264	$246,500	$245,298

10.Commitments and Contingencies

Insurance

The Partnership has commercial general liability coverage on the Property, with limits of liability customary within the industry. Similarly, the Partnership is insured against the risk of direct and indirect physical damage to the Property including coverage for the perils such as floods and windstorms. The Partnership believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and, in consultation with our insurance advisors, the Partnership believes the Property is adequately insured.

Other Commitments and Contingencies

The Partnership is a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which the Partnership may be subject from time to time, may result in defense costs, settlements, fines or judgments against the Partnership, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations.

As of December 31, 2016, the Partnership had $4,029,000 of commitments relating to tenant improvements and capital expenditures.

11.Subsequent Events

No events have occurred after December 31, 2016, but before February 21, 2017, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the financial statements.

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